SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------



                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                                (Name of Issuer)


                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                                 (Cusip Number)

                      ------------------------------------



                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1675


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                      ------------------------------------



                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                           ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                      ------------------------------------



                                 JULY 15, 1996
            (Date of event which requires filing of this statement)





------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

------------------------------------------------------------------------------

-------------------------                        -------------------------
CUSIP No.      None                13D                  Page 2
-------------------------                        -------------------------

==============================================================================
    1.    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        a) [ ]

                                                                        b) [ ]
------------------------------------------------------------------------------
    3.    SEC USE ONLY


------------------------------------------------------------------------------
    4.    SOURCES OF FUNDS

                                     WC
------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

                                                                           [ ]
------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER
     NUMBER OF
       UNITS                   42,887.9
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY          8.  SHARED VOTING POWER
       EACH
     REPORTING                  2,639.1
    PERSON WITH    -----------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER

                               42,887.9
                   -----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER

                                2,639.1

------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               45,527
------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                           [ ]
------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   23.0%     (Based on 199,052 Units reported
                                             outstanding as of June 30, 1996)
------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                     CO
==============================================================================

-------------------------                        -------------------------
CUSIP No.      None                13D                  Page 3
-------------------------                        -------------------------


==============================================================================
    1.    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                ANDREW L. FARKAS
------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        a) [ ]

                                                                        b) [ ]
------------------------------------------------------------------------------
    3.    SEC USE ONLY


------------------------------------------------------------------------------
    4.    SOURCES OF FUNDS

                                 NOT APPLICABLE
------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
         NUMBER OF
           UNITS                      0
       BENEFICIALLY   --------------------------------------------------------
         OWNED BY           8.  SHARED VOTING POWER
           EACH
         REPORTING                    0
        PERSON WITH   --------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                                      0
                      --------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER

                                      0

------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               45,527.
------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                           [ ]
------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   23.0%  (Based on 199,052 Units reported
                                          outstanding as of June 30, 1996)
------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                     IN
==============================================================================

-------------------------                        -------------------------
CUSIP No.      None                13D                  Page 4
-------------------------                        -------------------------

==============================================================================

    1.    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          LIQUIDITY ASSISTANCE L.L.C.
------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)[ ]

                                                                        (b)[ ]
------------------------------------------------------------------------------
    3.    SEC USE ONLY


------------------------------------------------------------------------------
    4.    SOURCES OF FUNDS

                                     WC, AF
------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

                                                                           [ ]
------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
------------------------------------------------------------------------------
                         7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                      0
       BENEFICIALLY ----------------------------------------------------------
         OWNED BY        8.  SHARED VOTING POWER
           EACH
         REPORTING                994.1
        PERSON WITH ----------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER

                                      0
                    ----------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                                  994.1
------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               45,527
------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                           [ ]
------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   23.0%    (Based on 199,052 Units reported
                                            outstanding as of June 30, 1996)
------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                     OO
==============================================================================

-------------------------                        -------------------------
CUSIP No.      None                13D                  Page 5
-------------------------                        -------------------------

==============================================================================
   1.    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             MARKET VENTURES L.L.C.
------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)[ ]

                                                                        (b)[ ]
------------------------------------------------------------------------------
    3.    SEC USE ONLY


------------------------------------------------------------------------------
    4.    SOURCES OF FUNDS

                                     WC, AF
------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

                                                                           [ ]
------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER
         NUMBER OF
           UNITS                      0
       BENEFICIALLY  ---------------------------------------------------------
         OWNED BY         8.  SHARED VOTING POWER
           EACH
         REPORTING              1,645
        PERSON WITH  ---------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

                                      0
                     ---------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                                 1,645
------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               45,527
------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                           [ ]
------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   23.0%     (Based on 199,052 Units reported
                                              outstanding as of June 30, 1996)
------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                     OO
==============================================================================

                        AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1, which is being filed jointly by Insignia Financial Group, Inc. ("Insignia"), Mr. Andrew L. Farkas ("Mr. Farkas"), Liquidity Assistance L.L.C. ("Liquidity") and Market Ventures L.L.C. ("Market Ventures") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by Insignia and Mr. Farkas with the Commission on December 20, 1994 (the "Statement").

     Because this Amendment No. 1 constitutes the first electronically filed amendment to the Statement, the entire text of the Statement, as amended hereby, is being restated in accordance with Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 1.  SECURITY AND ISSUER


     This Statement relates to the units of limited partnership interest ("Units") in Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"). The Partnership's principal executive offices are located at One Insignia Financial Plaza, Greenville, South Carolina 29602.


ITEM 2.  IDENTITY AND BACKGROUND.


     (a)-(c),(f) This Statement is being filed jointly by the Reporting Persons. Mr. Farkas' principal occupation is to serve as the Chairman and Chief Executive Officer of Insignia, and his principal business address is One Insignia Financial Plaza, Greenville, South Carolina 29602.

     Insignia is a fully integrated real estate service organization which performs property management, asset management, investor services, partnership administration, mortgage banking, and real estate investment banking services for various ownership entities, including approximately 900 limited partnerships having approximately 400,000 limited partners. It is the largest manager of multifamily residential properties in the United States of America, managing approximately 295,000 units of multifamily residential housing similar to those owned by the Partnership, and is a significant manager of commercial property, managing more than 108,000,000 square feet of commercial space. These properties are located in approximately 500 cities and 48 states. Insignia is a public company whose stock is traded on the New York Stock Exchange. It specializes in asset value maximization in securitized real estate entities such as the Partnership. The principal executive offices of Insignia are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Information with respect to the directors and executive officers of Insignia is detailed in Schedule I hereto.

     Liquidity is a Delaware limited liability company and a wholly-owned subsidiary of Insignia. Liquidity's principal business is the ownership of real estate securities. The principal executive offices of Liquidity are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Information with respect to the executive officers of Liquidity is detailed in Schedule II hereto.

     Market Ventures is a Delaware limited liability company and a wholly-owned subsidiary of Insignia. Market Ventures' principal business is the ownership of real estate securities. The principal executive offices of Market Ventures are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Information with respect to the sole manager of Market Ventures is detailed in
Schedule III hereto.

     The sole general partner of the Partnership is ConCap Equities, Inc. (the "General Partner"). The General Partner is an indirect, wholly-owned subsidiary of Insignia.

     (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Schedule I, Schedule II or Schedule III hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


            Liquidity and Market Ventures used their working capital and funds provided to them by Insignia from its working capital for the purchases described in Item 5(c) below.


ITEM 4.  PURPOSE OF THE TRANSACTION.


     Insignia, Liquidity and Market Ventures have acquired the Units for investment purposes. Insignia believes it can benefit from its investments in the Units in various ways, including (i) the receipt of distributions from the operating cash flow of the Partnership, (ii) the receipt of distributions from the net proceeds of refinancing existing indebtedness of the Partnership or sale of one or more of the Partnership's properties, and (iii) merger or consolidation transactions involving the Partnership. Merger or consolidation transactions could involve other limited partnerships in which affiliates of Insignia serve as general partners, or a combination of the Partnership with one or more existing public entities (including, possibly, affiliates of Insignia), in any of which transactions limited partners might receive cash, common stock or other securities as consideration.

     Except as described herein, none of Insignia, Liquidity or Market Ventures has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (j) any action similar to any of the actions enumerated in (a) through (i) above. However, consistent with a General Partner's fiduciary obligations to maximize returns to limited partners, the General Partner is expected to seek and review opportunities to engage in transactions to benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more entities. In that regard, Insignia expects that the General Partner will carefully consider any suggestions or proposals Insignia may make.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


     (a) The Reporting Persons beneficially own an aggregate of 45,527 Units, representing approximately 23.0% of the outstanding Units (based upon 199,052 Units reported as outstanding by the Partnership in its most recent Quarterly Report on Form 10-Q).

     (b) Insignia has the sole power to vote and dispose of the 42,887.9 Units owned directly by Insignia; Insignia and Liquidity share the power to vote and dispose of the 994.1 Units owned by Liquidity; and Insignia and Market Ventures share the power to vote and dispose of the 1,645 Units owned by Market Ventures.

     (c) A schedule of the transactions of Units effected by the Reporting Persons within the last 60 days is attached hereto as Annex A. All such purchases were either open market transactions made through the Chicago Partnership Board or privately negotiated transactions conducted with individual Unit holders on an arm's length basis.

     (d)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Except as described herein, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Partnership, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 7.7 Agreement of Joint Filing among the Reporting Persons, dated October 4, 1996.

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                  DIRECTORS AND EXECUTIVE OFFICERS OF INSIGNIA

Set forth in the table below are the name and the present principal occupations or employment of each director and executive officer of Insignia. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk. All persons identified below are United States citizens.


Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Andrew L. Farkas*                Mr. Farkas' principal occupation is to serve
                                 as Chairman, President and Chief Executive
                                 Officer of Insignia.

John F. Jacques*                 Mr. Jacques' principal occupation is to serve
  102 Woodmont Boulevard         as Chairman, President and Chief Executive
  Suite 400                      Officer of Compleat Resource Group, Inc., a
  Nashville, TN 37205            wholly owned subsidiary of Insignia.  The
                                 principal business address for Compleat
                                 Resource Group, Inc. is 102 Woodmont Boulevard,
                                 Suite400, Nashville, TN 37205.

Robert J. Denison*               Mr. Denison is presented for election as a
  375 Park Avenue                director of Insignia in 1996. Mr. Denison's
  Suite 3303                     principal occupation is to serve as President
  New York, NY 10158             of First Security Management, Inc.  The
                                 principal business address for First Security
                                 Management, Inc. is 375 Park Avenue, Suite
                                 3303, New York, NY 10158.

Robin L. Farkas*                 Mr. Farkas' principal occupation is to serve
  730 Park Avenue                as director of Insignia.
  New York, NY 10021

Merril M. Halpern*               Mr. Halpern's principal occupation is to serve
  c/o Charterhouse               as Chairman of the Board of Directors and
  535 Madison Avenue             co-chief executive officer of Charterhouse
  New York, NY 10022             Group International, Inc.  The principal
                                 business address for Charterhouse Group
                                 International, Inc. is 535 Madison Avenue,
                                 New York, NY 10022.

Robert G. Koen*                  Mr. Koen's principal occupation is to serve as
  125 West 55th Street           a partner in the law firm Akin, Gump, Strauss,
  New York, NY 10019             Hauer & Feld, which represents Insignia or
                                 certain of its affiliates from time to time.
                                 The principal business address for Akin, Gump, Strauss, Hauer & Feld is 399 Park Avenue,
                                 New York, NY 10022.

Michael I. Lipstein*             Mr. Lipstein is self-employed in the real
  110 East 59th Street           estate business, including ownership,
  New York, NY 10022             management, and lending.

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Buck Mickel*                     Mr. Mickel's principal occupation is to serve
  Fluor/Daniel                   as Chairman of the Board and Chief Executive
  301 N. Main Street             Officer of RSI Holdings. The principal
  Greenville, SC 29601           business address for RSI Holdings is
                                 301 N. Main Street, Greenville, SC 29601.


James A. Aston                   Mr. Aston's principal occupation is to serve
                                 as Chief Financial Officer of Insignia and in the Office of the Chairman of Insignia.


Frank M. Garrison                Mr. Garrison's principal occupation is to
  102 Woodmont Blvd.             serve as Executive Managing Director of
  Suite 400                      Insignia and President of Insignia Financial
  Nashville, TN 37205            Services.

 Thomas R. Shuler                Mr. Shuler's principal occupation is to serve
                                 as Managing Director of Residential Property
                                 Management of Insignia.

Neil Kreisel                     Mr. Kreisel's principal occupation is to serve
  Kreisel Company, Inc.          as Executive Managing Director of Insignia and
  331 Madison Avenue             President of Insignia Management Services--
  New York, NY 10017             New York, Inc., a subsidiary of Insignia.

Ronald Uretta                    Mr. Uretta's principal occupation is to serve
                                 as Insignia's Chief Operating Officer and
                                 Treasurer.

Jeffrey L. Goldberg              Mr. Goldberg's principal occupation is to
                                 serve as Managing Director of Investment
                                 Banking of Insignia.

Henry Horowitz                   Mr. Horowitz's principal occupation is to
                                 serve as Managing Director and President of Insignia Commercial Group, Inc.

William H. Jarrard, Jr           Mr. Jarrard's principal occupation is to serve
                                 as Managing Director of Partnership
                                 Administration of Insignia.

Albert H. Gossett                Mr. Gossett's principal occupation is to serve
                                 as Vice President and Chief Information
                                 Officer of Insignia.

John K. Line                     Mr. Lines' principal occupation is to serve as
                                 General Counsel and Secretary of Insignia.

S. Richard Sargent               Mr. Sargent's principal occupation is to serve
                                 as Senior Vice President of Human Resources of
                                 Insignia.

Stephen C. Schoenbaechler        Mr. Schoenbaechler's principal occupation is
                                 to serve as Senior Vice President of Asset
                                 Management of Insignia.

Edward S. Gordon                 Mr. Gordon's principal occupation is to serve
  200 Park Avenue                in the Office of the Chairman of Insignia and
  New York, NY 10166             as Chief Executive Officer of the Edward S.
                                 Gordon Company, Inc. The principal business address for the Edward S. Gordon Company, Inc.
                                 is 200 Park Avenue, New York, NY 10166.

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Stephen B. Siegel                Mr. Siegel's principal occupation is to serve
  200 Park Avenue                as Managing Director oF Insignia and President
  New York, NY 10166             of the Edward S. Gordon Company, Inc.  The
                                 principal business address for the Edward S.
                                 Gordon Company, Inc. is 200 Park Avenue,
                                 New York, NY 10166.

Martha L. Long                   Ms. Long's principal occupation is to serve as
                                 Controller of Insignia.

                                  SCHEDULE II
                                  -----------

           INFORMATION REGARDING THE EXECUTIVE OFFICERS OF LIQUIDITY

Set forth in the table below are the name and the present principal occupations or employment of each executive officer of Liquidity. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. All persons identified below are United States citizens.



Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

J. Scott Kester                  Mr. Kester's principal occupation is to serve
                                 as Vice President of the Investment Banking
                                 Group of Insignia. Mr. Kester also serves as the President of Liquidity.

Kevin A. Booth                   Mr. Booth's principal occupation is to serve
                                 as an Associate in the Investment Banking
                                 Group of Insignia. Mr. Booth also serves as Secretary and Treasurer of Liquidity.

                                  SCHEDULE III
                                  ------------

              INFORMATION REGARDING THE MANAGER OF MARKET VENTURES

Set forth in the table below is the name and the present principal occupation or employment of the sole manager of Market Ventures. The person identified below is a United States citizen and is employed by Insignia. The principal business address of Insignia and the person identified below is One Insignia Financial Plaza, Greenville, South Carolina 29602.


Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Sheryl W. Baker                  Ms. Baker's principal occupation is to serve
                                 as the Assistant Controller of Insignia.
                                 Ms. Baker also serves as the Manager of Market
                                 Ventures.








                                     III-1

                                    ANNEX A

           SCHEDULE OF TRANSACTIONS EFFECTED WITHIN THE PAST 60 DAYS


                                         Number of            Price
Purchaser             Date            Units Purchased       Per Unit
---------             ----            ---------------       --------

LIQUIDITY             6/03/96               2.00            $262.50
                      6/20/96               2.00            $282.00
                      7/10/96               2.00            $282.00
                      7/10/96              20.00            $302.00
                      7/10/96               1.50            $282.00
                      7/12/96               1.00            $282.00
                      7/12/96              10.00            $302.00
                      7/12/96               2.00            $282.00
                      7/30/96               2.00            $302.00
                      8/16/96               6.00            $283.33
                      8/16/96               6.00            $283.33
                      8/16/96               4.00            $275.00
                      8/16/96               5.00            $220.00
                      8/16/96               4.00            $275.00
                      8/16/96               4.00            $275.00
                      8/16/96              25.00            $311.00
                      8/16/96               8.00            $292.75
                      8/28/96              31.00            $331.77
                      9/06/96               5.00            $280.00

                                         Number of            Price
Purchaser             Date            Units Purchased       Per Unit
---------             ----            ---------------       --------
MARKET VENTURES     6/12/96                 15.00            $269.67
                    6/12/96                  2.00            $260.00
                    6/18/96                 12.00            $271.23
                    6/24/96                  7.00            $274.83
                    7/02/96                 25.00            $269.67
                    7/02/96                  2.00            $266.50
                    7/02/96                 50.00            $260.82
                    7/09/96                  4.00            $259.67
                    7/11/96                 50.00            $271.78
                    7/22/96                  2.00            $269.67
                    7/24/96                 20.00            $263.90
                    7/30/96                 10.00            $250.00
                    7/31/96                  2.00            $264.50
                    8/05/96                  5.00            $273.00
                    8/05/96                  4.00            $269.63
                    8/06/96                  2.00            $269.63
                    8/13/96                  5.00            $269.80
                    8/14/96                 28.00            $268.99
                    8/16/96                  4.00            $260.00
                    8/16/96                  2.00            $240.00
                    9/03/96                  4.00            $274.00

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 4, 1996



                    INSIGNIA FINANCIAL GROUP, INC.


                    By:   /s/ FRANK M. GARRISON
                          ---------------------
                              Frank M. Garrison
                              Executive Managing Director



                    /s/ ANDREW L. FARKAS
                    ---------------------
                    Andrew L. Farkas



                    LIQUIDITY ASSISTANCE L.L.C.


                    By:   /s/ J. SCOTT KESTER
                          ---------------------
                              J. Scott Kester
                              President



                    MARKET VENTURES L.L.C.


                    By:   /s/ SHERYL W. BAKER
                          ---------------------
                              Sheryl W. Baker
                              Manager

                                 EXHIBIT INDEX



 EXHIBIT NO.            DESCRIPTION


 7.7 Agreement of Joint Filing among the Reporting Persons, dated October 4, 1996.